Results of Shareholder Votes
The Annual Meeting of Shareholders was held on July 19, 2010 and common shareholders voted on the election of Trustees.

With regard to the election of the following Trustees by common shareholders of the Fund:

                   # of Shares                              # of Shares
                   in Favor                                  Withheld

Steven D. Cosler                                                      10,546,176                                393,529
Robert M. Hamje                                                      10,527,430                                412,275

The other Trustees of the Fund whose terms did not expire in 2010 are Randall C. Barnes, L. Kent Moore, Ronald A. Nyberg and Ronald E. Toupin, Jr.